Exhibit 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and nine months ended March 31, 2014

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

March 31, 2014

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	March 31, 2014	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$4,615	$6,929
Accounts receivable, net of allowance for doubtful accounts of
$110 and $172 at March 31, 2014 and June 30, 2013, respectively	57,316	40,971
Inventory	3,730	3,287
Prepaid expenses	9,611	7,706
Other current assets	13,797	3,479
Total current assets	89,069	62,372

Other assets	20,591	17,061
Property and equipment, net	241,749	217,799
Oil and gas interests, net	8,074	7,470
Other intangible assets, net	67,950	69,811
Goodwill	139,502	138,312
Total assets	$566,935	$512,825

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,620	$1,724
Accrued expenses and other current liabilities	57,532	39,413
Current portion of long-term debt	200	-
Total current liabilities	59,352	41,137

Long-term debt	285,518	220,244
Asset retirement obligation	579	551
Deferred income tax liability	39,798	40,327
Class B-Series Three common share liability	2,664	2,393
Other liabilities	15,137	13,691
Total liabilities	403,048	318,343

Shareholders' equity
Paid in Share Capital	440,907	434,236
Accumulated deficit	(270,824)	(231,850)
Accumulated other comprehensive loss	(6,196)	(7,904)
Total shareholders’ equity	163,887	194,482
Total liabilities and shareholders’ equity	$566,935	$512,825

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Revenues	$138,263	$120,452	$346,932	$301,409

Costs and expenses:
Cost of operations	104,790	87,921	269,380	229,665
General and administrative	12,445	11,086	34,944	31,397
Non-cash stock compensation	685	150	3,942	2,911
Acquisition expenses	193	-	266	-
Depreciation and depletion expense	13,853	12,580	31,859	29,438
Amortization expense	805	1,017	2,742	3,189
Total operating expenses	132,771	112,754	343,133	296,600

Income from operations	5,492	7,698	3,799	4,809

Interest expense	4,421	3,714	12,079	11,132
Foreign currency (gain) loss	(187)	(102)	76	(107)
Unrealized loss on foreign currency exchange contracts	230	482	61	160
Unrealized re-measurement loss (gain)	-	1,303	-	(123)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(237)	136	(671)	(604)
Gain on bargain purchase of businesses acquired, net of tax	(2,762)	-	(2,762)	-
Other expense (income) , net	519	(527)	674	(1,421)
Income (loss) before income taxes	3,508	2,692	(5,658)	(4,228)

Income tax expense (benefit)	908	938	(2,368)	(1,350)

Net income (loss)	$2,600	$1,754	$(3,290)	$(2,878)
Weighted average number of shares outstanding-basic	82,285,334	80,847,678	81,915,794	78,848,538
Weighted average number of shares outstanding-diluted	103,784,968	94,060,020	99,362,519	93,903,493
Basic and diluted net income (loss) per common share	$0.03	$0.02	$(0.04)	$(0.04)
Dividends declared per common share (Cdn$)	$0.19	$0.14	$0.46	$0.42

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Net income (loss):	$2,600	$1,754	$(3,290)	$(2,878)
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments	1,268	351	1,708	(922)
Other comprehensive income (loss):	1,268	351	1,708	(922)

Comprehensive income (loss)	$3,868	$2,105	$(1,582)	$(3,800)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2012	75,910,320	404,857	(5,720)	(191,319)	207,818
Net loss	-	-	-	(2,878)	(2,878)
Dividends	-	-	-	(33,591)	(33,591)
Common stock issuance	1,113,932	7,070	-	-	7,070
Conversion of debt to common stock	4,347,368	22,427	-	-	22,427
Repurchase of common stock	(371,076)	(2,327)	-	-	(2,327)
Other comprehensive loss	-	-	(922)	-	(922)
Balance at March 31, 2013	81,000,544	$432,027	$(6,642)	$(227,788)	$197,597

Balance at June 30, 2013	81,358,291	434,236	(7,904)	(231,850)	194,482
Net loss	-	-	-	(3,290)	(3,290)
Dividends	-	-	-	(35,684)	(35,684)
Common stock issuance	1,099,663	6,671	-	-	6,671
Other comprehensive income	-	-	1,708	-	1,708
Balance at March 31, 2014	82,457,954	$440,907	$(6,196)	$(270,824)	$163,887

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Operating activities
Net income (loss)	$2,600	$1,754	$(3,290)	$(2,878)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	387	194	(3,163)	(1,962)
Unrealized loss on forward contracts	230	482	61	160
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(237)	136	(671)	(604)
Unrealized re-measurement loss (gain)	-	1,303	-	(123)
Unrealized foreign currency loss (gain)	402	(237)	292	(685)
Amortization of deferred financing costs	452	643	1,183	1,836
Non-cash stock compensation	685	150	3,942	2,911
Gain on bargain purchase of businesses acquired, net of tax	(2,762)	-	(2,762)	-
Gain on disposal of fixed assets	(126)	(133)	(543)	(600)
Depreciation and depletion expense	13,853	12,580	31,859	29,438
Amortization expense	805	1,017	2,742	3,189
Changes in current assets and liabilities:
Accounts receivable	(13,767)	(4,228)	(16,694)	(13,350)
Prepaid expenses, inventory and other current assets	(4,520)	(6,085)	(13,352)	(2,772)
Accounts payable	(89)	(391)	(71)	838
Accrued expenses and other current liabilities	12,125	6,548	11,561	4,321
Changes in other assets and liabilities	1,769	(29)	1,955	(44)
Net cash provided by operating activities	11,807	13,704	13,049	19,675

Investing activities
Business acquisitions, net of cash acquired	(17,235)	-	(22,756)	-
Payments on seller debt	-	(105)	-	(330)
Purchases of property and equipment	(2,046)	(1,114)	(35,771)	(20,173)
Proceeds on sale of equipment	410	321	996	1,496
Net cash used in investing activities	(18,871)	(898)	(57,531)	(19,007)

Financing activities
Redemption of Class B Series Two and Three common shares	(160)	(91)	(591)	(1,502)
Financing fees	(9)	(703)	(3,539)	(762)
Cdn$ 6.25% Convertible Debenture Offering	-	-	71,442	-
Repurchase of common stock	-	(223)	-	(2,327)
Redemption of 7.5% Convertible Debentures	-	-	-	(289)
Common stock dividends	(8,520)	(9,099)	(25,938)	(25,806)
Borrowings on credit facility	35,508	34,550	137,097	111,554
Payments on credit facility	(18,312)	(39,409)	(136,313)	(80,814)
Net cash provided by (used in) financing activities	8,507	(14,975)	42,158	54

Effect of exchange rate changes on cash	(94)	(43)	10	(93)
Net increase (decrease) in cash and cash equivalents	1,349	(2,212)	(2,314)	629
Cash and cash equivalents at beginning of period	3,266	7,854	6,929	5,013
Cash and cash equivalents at end of period	$4,615	$5,642	$4,615	$5,642

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit, Inc.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019  (the “Cdn$ 6.25% Convertible Debentures due June 30, 2019”), at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit Inc., is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at March 31, 2014. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012, or the first quarter of 2013 for fiscal years beginning after December 15, 2013 and interim and annual periods thereafter. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the FASB issued ASU 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary.  If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. This is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.

The Company adopted these standards on July 1, 2013 and they did not have a material effect on its consolidated financial statements.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Recently Issued Accounting Standards

 In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists.  This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This is effective for annual periods beginning after December 15, 2013 (including interim periods within those fiscal years). The ASU should be applied prospectively to unrecognized tax benefits that exist at the effective date.  Retrospective application is permitted. The Company is required to adopt this standard prospectively for all unrecognized tax benefits that exist for the first quarter of fiscal 2015.  Early adoption is permitted.  This presentation is consistent with how the Company is currently presenting unrecognized tax benefits; therefore the adoption of this standard should not have a material impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements.  This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016.  Early adoption is permitted.  The Company is currently evaluating the requirements of this ASU to determine the impact on our consolidated financial statements.

3.  Business Combinations

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company are included in the Company’s results of operations from February 10, 2014.  The aggregate purchase price of these assets was approximately $17.2 million. The allocation of purchase price is preliminary and may change upon the final determination of the fair market value of the assets acquired.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash.  Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs have been recognized as an expense in the statement of operations during the first nine months of fiscal year 2014.

AE filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company has recognized a gain of approximately $2.8 million, net of tax, which is included in the consolidated statement of operations.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company are included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million. The allocation of purchase price is preliminary and may change upon the final determination of working capital and the tax basis of the assets acquired.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(550)
Subtotal	822
Goodwill	2,582
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first nine months of fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million. The allocation of purchase price is preliminary and may change upon the final determination of working capital and the tax basis of the assets acquired.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(625)
Subtotal	1,777
Goodwill	656
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-six thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first nine months of fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The amount of revenue and earning associated with the 2014 acquisitions included in the 2014 consolidated operations are as follows:

Three months ended March 31, 2014
	AE	All others	Total
Revenue	$4,670	$2,687	$7,357
Net income	2,875	79	2,954

Nine months ended March 31, 2014
	AE	All others	Total
Revenue	$4,670	$6,650	$11,320
Net income	2,875	275	3,150

The net income for the AE acquisition includes the bargain gain for both the three and nine months ended March 31, 2014.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2014 acquisitions had occurred as of July 1, 2012.  Pro forma adjustments include the bargain gain and the adjustment to record the tax impact on the pro forma financial results.

	Pro Forma Basis for three months
	Ended March 31, (unaudited)
	2014	2013

Revenue	$140,906	$131,596
Net income	2,623	2,206

	Pro Forma Basis for nine months
	Ended March 31, (unaudited)
	2014	2013

Revenue	$363,042	$329,967
Net loss	(3,019)	(1,833)

The Company did not complete any business acquisitions during fiscal 2013.

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	March 31, 2014		June 30, 2013
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$78,173	$-	$78,541
Convertible Debentures	-	172,345	-	106,703
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	200	-	-	-
	$200	$285,518	$-	$220,244

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).  The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets on the balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures due June 30, 2019.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017.  The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the  Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at March 31, 2014.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At March 31, 2014 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,099,663 and 1,113,932 common shares having an approximate value of $6.7 million and $7.1 million during the  nine months ended March 31, 2014 and 2013, respectively. These have been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

The Company renewed its normal course issuer bid (“NCIB”) on October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of 4,086,569 of Common Shares for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2013 and ending on October 23, 2014. The Company did not repurchase any shares during the nine months ended March 31, 2014, under the renewed NCIB.  During the nine months ended March 31, 2013, the Company repurchased and cancelled 371,076 shares having a value of $2.3 million, pursuant to the previous NCIB.

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.  From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock, which were recorded as a non-cash financing activity.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of the 7.5% Convertible Debentures for cash.

Common shares issued and outstanding are 82,457,954 at March 31, 2014.

The changes in accumulated other comprehensive loss is as follows:

	2014	2013

Balance at June 30,	$(7,904)	$(5,720)
Foreign currency translation	1,708	(922)
Current period comprehensive income (loss)	1,708	(922)
Balance at March 31,	$(6,196)	$(6,642)

There were no reclassifications out of accumulated other comprehensive loss.

6. Income (Loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Weighted-average shares outstanding-basic	82,285,334	80,847,678	81,915,794	78,848,538
Potential dilutive effect of shares to be issued
to settle the debentures	21,499,634	13,212,342	17,446,725	15,054,955
Weighted-average shares outstanding-diluted	103,784,968	94,060,020	99,362,519	93,903,493

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6.  Income (Loss) per Share (continued)

The computations for basic and diluted income (loss) per common share are as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net income (loss) -basic	$2,600	$1,754	$(3,290)	$(2,878)
Add back: Interest expense on debentures (net of tax)	1,680	1,086	4,178	3,590
Net income used for diluted earnings per share	4,280	2,840	888	712

Basic income (loss) per share	$0.03	$0.02	$(0.04)	$(0.04)
Diluted income (loss) per share	$0.03	$0.02	$(0.04)	$(0.04)

The conversion of the convertible debentures is anti-dilutive for both the three and nine months ended March 31, 2014 and 2013.

Potential dilution arising from the conversion of the convertible debentures for both the three and nine months ended March 31, 2014 and 2013, were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

7. Income taxes

The effective rate for income taxes was 25.9% and 41.9% for the three and nine months ended March 31, 2014.  The effective rate for income taxes was 34.8% and 31.9% for the three and nine months ended March 31, 2013.  The decrease in the tax rate for the three months ended March 31, 2014 was due to various discrete events including the bargain gain on acquired assets.  The increase in the year to date effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country as well as the bargain gain on acquired assets. As of March 31, 2014, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2013 balance of $1.7 million.

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into  Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the condensed consolidated statement of operations.  Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466
Redemptions	-	-	-
Shares outstanding at March 31, 2014	251,915	(190,449)	61,466

	For the nine months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at March 31, 2014	251,915	(190,449)	61,466

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the nine months ended March 31, 2014 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at March 31, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516
Redemptions	-	-	-
Shares outstanding at March 31, 2013	254,965	(190,449)	64,516

	For the nine months ended March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at March 31, 2013	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were “put” back to the Company during the nine months ended March 31, 2013 for which the Company paid approximately $0.8 million. The fair value of the Class B Series Two common shares outstanding at March 31, 2013 represented a liability of $0.7 million all of which was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:
	For the three months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165
Grants	110,117	(34,388)	75,729
Redemptions	(25,909)	-	(25,909)
Shares outstanding at March 31, 2014	2,180,136	(666,151)	1,513,985

	For the nine months ended March 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	635,074	(195,289)	439,785
Redemptions	(89,390)	-	(89,390)
Shares outstanding at March 31, 2014	2,180,136	(666,151)	1,513,985

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

The Company recognized $0.7 and $3.9 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2014, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 25,909 and 89,390 shares were “put” back to the Company during the three and nine months ended March 31, 2014 for which the Company paid $0.2 million and $0.6 million, respectively. The fair value of the Class B Series Three common shares outstanding at March 31, 2014 represents a liability of $9.4 million, of which $6.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is record in Class B Series Three common share liability.

	For the three months ended March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at December 31,2012	1,565,654	(447,039)	1,118,615
Grants	23,930	(2,780)	21,150
Redemptions	(14,046)	-	(14,046)
Shares outstanding at March 31, 2013	1,575,538	(449,819)	1,125,719

	For the nine months ended March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	429,971	(106,102)	323,869
Redemptions	(115,261)	-	(115,261)
Shares outstanding at March 31, 2013	1,575,538	(449,819)	1,125,719

The Company recognized $0.1 million and $2.9 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 14,046 and 115,261   shares were “put” back to the Company during the three and nine months ended March 31, 2013. The Company paid $0.1 and $0.7 million associated with these puts during the three and nine months ended March 31, 2013. The fair value of the Class B Series Three common shares outstanding at March 31, 2013 represents a liability of $7.2 million; of which $4.9 million is included in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is included in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	March 31, 2014	June 30, 2013

Cash	$4,615	$6,929

Accounts receivable	$57,316	$40,971

Accounts payable	$1,620	$1,724
Other accrued liabilities	49,171	33,467
Class B Series Two and Three share liability	10,042	7,615
Long-term debt (including portion due within one year)	285,718	220,244
Conversion right on US$ 6.25% Convertible Debentures	280	954
Derivative financial instrument	1,170	820
Other long term liabilities	14,670	12,641
	$362,671	$277,465

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

As at March 31, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$881	$-	$881
Interest rate swap	-	289	-	289
Class B Series Two and Three common share liability	-	10,042	-	10,042
Conversion right on US$ 6.25% Convertible Debentures due June 30, 2018	-	-	280	280
	$-	$11,212	$280	$11,492

As at June 30, 2013
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$820	$-	$820
Class B Series Two and Three common share liability	-	7,615	-	7,615
Conversion right on US$ 6.25% Convertible Debentures due June 30, 2018	-	-	954	954
	$-	$8,435	$954	$9,389
(a) Quoted prices in active markets for identical assets or liabilities
(b) Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c) No observable pricing inputs in the market

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and nine months ended March 31, 2014 and 2013, respectively.

Conversion rights on 6.25% Convertible Debentures
For the three months ended March 31,	2014	2013

Balance at December 31,	$518	$1,340
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(237)	136
FX impact on conversion feature	(1)	-
Balance at March 31,	$280	$1,476

The decrease in the 2014 fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 19.0% from 20.5% during the three months ended March 31, 2014. The increase in the 2013 fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with the decrease in the bond yield to 5.63% from 6.30% in the three months ended March 31, 2013.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Conversion rights on 6.25% Convertible Debentures
For the nine months ended March 31,	2014	2013

Balance at June 30,	$954	$2,080
Total unrealized (gain):
Non-cash (gain) on conversion feature	(671)	(604)
FX impact on conversion feature	(3)	-
Balance at March 31,	$280	$1,476

The decrease in the 2014 fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 19.0% from 23.0% during the nine months ended March 31, 2014.  The decrease in the 2013 fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with an increase in the bond yield to 5.63% from 5.37% in the nine months ended March 31, 2013.

The Company uses a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures due June 30, 2018 which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.7 million and $0.6 million in the condensed consolidated statement of operations for the nine months ended March 31, 2014 and 2013, respectively.

There were no transfers within the fair value hierarchy during the nine months ended March 31, 2014.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 33% of the anticipated dividends and interest payable in Canadian dollars through May 2015.  The 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 14 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At March 31, 2014, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

April 2014-March 2015	12	14.1	14.7	1.0394
April 2015-May 2015	2	2.2	2.4	1.1175
	14	16.3	17.1

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the condensed consolidated statement of operations.  The Company recorded a non cash loss for the nine months ended March 31, 2014 of $0.1 million in connection with the changes in fair value of the Forward Contracts, which is included in the condensed consolidated statement of operations in unrealized gain on Forward Contracts. The value of the Forward Contracts represents a liability of $0.9 million as at March 31, 2014.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.1 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the nine months ended March 31, 2014. Both of these transactions are recorded in foreign currency gain in the condensed consolidated statements of operations.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Revenue
Transportation	$136,710	$119,114	$343,122	$297,729
Oil and gas	1,553	1,338	3,810	3,680
	$138,263	$120,452	$346,932	$301,409
Operating earnings
Transportation	4,919	$7,220	$2,817	$3,832
Oil and gas	573	478	982	977
	5,492	7,698	3,799	4,809
Unallocated expenses	1,984	5,006	9,457	9,037
Income tax expense (benefit)	908	938	(2,368)	(1,350)
Net income (loss)	$2,600	$1,754	$(3,290)	$(2,878)

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information (continued)

	As at	As at
	March 31, 2014	June 30, 2013
Total Assets
Transportation	$557,007	$503,780
Oil and gas	9,928	9,045
	$566,935	$512,825

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are currently provided for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.2 million for the nine months ended March 31, 2014 and 2013, respectively. There will be no additional commissions paid for the remainder of fiscal year 2014.

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.  Commitments and Contingencies

During the nine months ended March 31, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $44.4 million in growth and replacement school vehicles for the 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases will approximate $6.3 million per year for the term of the leases.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	March 31, 2014	June 30, 2013

Prepaid Expenses
Prepaid Insurance	$7,209	$5,486
Other	2,402	2,220
	$9,611	$7,706

Other Current Assets
Fuel Tax Receivable	$2,136	$1,142
Accrued Revenue	8,455	698
Other	3,206	1,639
	$13,797	$3,479

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$6,648	$5,111
Dividends Payable	13,834	10,765
Insurance	7,027	5,475
Wages and benefits	10,219	5,809
Class B Shares	7,378	5,222
Taxes payable	2,640	2,905
Deferred revenue	1,938	1,065
Accrued Interest	3,419	782
Other	4,429	2,279
	$57,532	$39,413